                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                      ------------------------------------




                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    Under the Securities Exchange Act of 1934



                          LAMAR ADVERTISING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     CLASS A COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   512815-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Thomas O. Hicks
                      Chairman and Chief Executive Officer
                          Chancellor Media Corporation
                    1845 Woodall Rodgers Freeway, Suite 1300
                               Dallas, Texas 75201
                                 (214) 922-8700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  June 1, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              CHANCELLOR MEDIA CORPORATION
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                 NUMBER OF                  ------------------------------------
                  SHARES                     8       SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                            18,000,000*
                   EACH                     ------------------------------------
                 REPORTING                   9       SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                              0
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,000,000*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          29.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               CHANCELLOR MEZZANINE HOLDINGS CORPORATION
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                 NUMBER OF                  ------------------------------------
                  SHARES                     8       SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                            18,000,000*
                   EACH                     ------------------------------------
                 REPORTING                   9       SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                              0
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,000,000*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          29.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              CHANCELLOR MEDIA CORPORATION OF LOS ANGELES
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER

                                                     0
                 NUMBER OF                  ------------------------------------
                  SHARES                     8       SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                            18,000,000*
                   EACH                     ------------------------------------
                 REPORTING                   9       SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                              0
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,000,000*
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          29.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (i) THE EXISTENCE OF ANY GROUP AND
     (ii) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

     ITEM 1. SECURITY AND ISSUER

               Class A Common Stock, $0.001 par value (the "Class A Common
               Stock")

               Lamar Advertising Company (the "Company")
               5551 Corporate Blvd.
               Baton Rouge, LA  70808


     ITEM 2. IDENTITY AND BACKGROUND

               (a) Name of Person(s) Filing this Statement (the "Filing
                   Parties"):

                    Chancellor Media Corporation, a Delaware corporation; Chancellor Mezzanine Holdings Corporation, a Delaware corporation; and Chancellor Media Corporation of Los Angeles, a Delaware corporation ("CMCLA").

               (b)  Residence or Business Address:

                    The address of the principal business office of the Filing Parties is 1845 Woodall Rodgers Freeway, Suite 1300, Dallas, Texas 75201.

               (c)  Present Principal Occupation:

                    Each of the Filing Parties is a business organization principally engaged in the radio broadcasting industry.

               (d) Convictions in Criminal Proceedings during the last 5 Years:

                    None of the Filing Parties have been convicted in a criminal proceeding during the last 5 years.

               (e)  Proceedings involving Federal or State Securities Laws:

                    None of the Filing Parties have, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               (f)  Citizenship:

                    Each of the Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

                    The attached Schedule I is a list of the directors and executive officers of the Filing Parties which contains the following information with respect to each person:

                    (i) name;

                    (ii) principal business address; and

                    (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                    Each person identified on Schedule I hereto is a United States citizen.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS

         On June 1, 1999, the Company, CMCLA and Reilly Family Limited Partnership, a Louisiana limited partnership ("RFLP"), entered into that certain Voting Agreement (the "Voting Agreement") pursuant to which each of the Filing Parties may be deemed to be the beneficial owner of 18,000,000 shares of Class A Common Stock. See Item 5.

         RFLP entered into the Voting Agreement in order to induce CMCLA to enter into that certain Stock Purchase Agreement (the "Purchase Agreement"), dated as of June 1, 1999, by and between the Company and CMCLA and that certain Subscription Agreement (the "Subscription Agreement"), dated as of June 1, 1999, by and between the Company and CMCLA.

         The descriptions of the Voting Agreement, the Purchase Agreement and the Subscription Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are incorporated by reference herewith as Exhibits 99(a), 99(b) and 99(c) respectively.

     ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the Voting Agreement is to facilitate (i) the purchase by the Company of all the outstanding common stock, par value $0.01 per share (the "Outdoor Shares"), of Chancellor Media Outdoor Corporation, a Delaware corporation and a wholly-owned subsidiary of CMCLA, and (ii) the issuance of shares of Class A Common Stock to CMCLA, each pursuant to and upon the terms and conditions set forth in the Purchase Agreement and the Subscription Agreement. The Purchase Agreement and the Subscription Agreement provide, among other things, that in exchange for all of the Outdoor Shares, the Company will pay to CMCLA as consideration therefor an aggregate of $1,201,171,881 and will issue to CMCLA 11,647,727 shares of Class A Common Stock.

     ITEM 5. INTEREST IN SECURITIES OF ISSUER

         (a) As of the close of business on June 1, 1999, each of the Filing Parties may be deemed to have beneficially owned in the aggregate 18,000,000 shares of the Class A Common Stock of the Company by virtue of RFLP's beneficial ownership of 300,000 shares of Class A Common Stock and 17,700,000 shares of Class B Common Stock, par value $0.001 per share ("Class B Common Stock"), and the terms of the Voting Agreement. Except as prohibited by the Voting Agreement, the Class B Common Stock is convertible by RFLP into Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock so converted. Assuming the conversion of all shares of Class B Common Stock subject to the Voting Agreement into shares of Class A Common Stock, the aggregate number of shares of

Class A Common Stock covered by this Schedule 13D represent approximately 29.4% of the outstanding shares of Class A Common Stock as of June 1, 1999.

         Based upon the terms of the Company's certificate of incorporation, the shares of Class A Common Stock and Class B Common Stock outstanding and entitled to vote on most matters submitted to stockholders (including the approval of the Purchase Agreement and the issuance of the Class A Common Stock pursuant thereto) vote as a single class (except as otherwise required by Delaware law), with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore, as a result of the terms of the Voting Agreement described in paragraph (b) below, each of the Filing Parties may be deemed to have shared voting power representing approximately 80.4% of the outstanding voting power of the Company as of June 1, 1999.

         (b) Of the 300,000 shares of Class A Common Stock and 17,700,000 shares of Class B Common Stock for which the Filing Parties may be deemed to have shared voting power, all of such shares are held of record by RFLP.

         Pursuant to the terms of the Voting Agreement, RFLP has agreed, among other things and subject to certain terms and conditions, to vote all shares of Class A Common Stock and Class B Common Stock owned by it on the date thereof, together with any shares of Class A Common Stock and Class B Common Stock thereafter acquired by it, in favor of the approval of the Purchase Agreement and the transactions contemplated by thereby, including, without limitation, the issuance of the Class A Common Stock to CMCLA. In addition, in order to effect the agreements contained in the Voting Agreement, RFLP has agreed not to (i) convert any of its shares of Class B Common Stock into shares of Class A Common Stock or (ii) waive or otherwise forfeit its right to have each share of its Class B Common Stock be entitled to ten votes per share. Therefore, by virtue of the agreements contained in the Voting Agreement, each of the Filing Parties may be deemed to have acquired shared voting power with respect to all of such shares as to the limited matters covered by the Voting Agreement.

         Each of the Filing Parties disclaims beneficial ownership of all shares of Class A Common Stock or Class B Common Stock covered by this Schedule 13D not owned of record by it.

         (c)      See paragraph (b) above.

         (d)      None.

         (e)      Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       The information set forth in Items 3, 4 and 5 above and the Exhibits filed herewith are incorporated by reference herein.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

           99(a) Voting Agreement, dated as of June 1, 1999, by and among the Company, CMCLA and RFLP.*

           99(b) Stock Purchase Agreement, dated as of June 1, 1999, by and between the Company and CMCLA.*

           99(c) Subscription Agreement, dated as of June 1, 1999, by and between the Company and CMCLA.*



           * Incorporated by reference to Chancellor Media Corporation's Current Report on Form 8-K dated June 1, 1999.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Date:  June 11, 1999


                                          CHANCELLOR MEDIA CORPORATION


                                          By:   /s/  WILLIAM S. BANOWSKY, JR.
                                                --------------------------------
                                                 William S. Banowsky, Jr.
                                                 Executive Vice President
                                                 and General Counsel

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:  June 11, 1999



                                       CHANCELLOR MEZZANINE
                                       HOLDINGS CORPORATION


                                       By:   /s/  WILLIAM S. BANOWSKY, JR.
                                             -----------------------------------
                                              William S. Banowsky, Jr.
                                              Executive Vice President
                                              and General Counsel

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Date:  June 11, 1999


                                            CHANCELLOR MEDIA CORPORATION
                                            OF LOS ANGELES


                                            By:   /s/  WILLIAM S. BANOWSKY, JR.
                                                  ------------------------------
                                                   William S. Banowsky, Jr.
                                                   Executive Vice President
                                                   and General Counsel

                                                                      SCHEDULE I

                          CHANCELLOR MEDIA CORPORATION
                    CHANCELLOR MEZZANINE HOLDINGS CORPORATION
                                       AND
                   CHANCELLOR MEDIA CORPORATION OF LOS ANGELES

Name, business address and present principal occupation or employment of the directors and executive officers:

Directors

Thomas O. Hicks
Chairman of the Board and Chief Executive Officer
Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst
  Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas  75201

James E. de Castro
Vice Chairman of the Board and President and
         Chief Executive Officer of Chancellor Radio and Outdoor Group 1845 Woodall Rodgers Freeway, Suite 1300
Dallas, Texas  75201

R. Steven Hicks
Vice Chairman of the Board and President and
         Chief Executive Officer of Chancellor Media Services Group 1845 Woodall Rodgers Freeway, Suite 1300
Dallas, Texas  75201

Robert L. Crandall
Retired Chairman and Chief Executive Officer of AMR Corp.
5215 N. O'Connor Blvd., Suite 1775
Irving, Texas  75039

Thomas J. Hodson
President of TJH Capital, Inc.
774 Mays Blvd. #10-144
Incline Village, Nevada  89451

Vernon E. Jordan, Jr.
Partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1333 New Hampshire Avenue, N.W., Suite 400
Washington, D.C.  20036

Michael J. Levitt
Partner of Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas  75201

Perry J. Lewis
Founder of Morgan, Lewis, Githens & Ahn
2 Greenwich Plaza
Greenwich, Connecticut  06830

Jeffrey A. Marcus
Private Investor
Marcus & Partners
300 Crescent Court, Suite 600
Dallas, Texas  75201

John H. Massey
Private Investor and Corporate Director of First Southwest Company 1700 Pacific Avenue, Suite 500
Dallas, Texas  75201

Lawrence D. Stuart, Jr.
Managing Director and Principal of Hicks, Muse, Tate & Furst Incorporated 200 Crescent Court, Suite 1600
Dallas, Texas  75201

J. Otis Winters
Non-executive Chairman of The PWS Group
5956 Sherry Lane, Suite 2001
Dallas, Texas  75225


Executive Officers who are not Directors

D. Geoffrey Armstrong
Executive Vice President and Chief Financial Officer
1845 Woodall Rodgers Freeway, Suite 1300
Dallas, Texas  75201

Kenneth J. O'Keefe
Executive Vice President and Chief Operating Officer of Chancellor Radio Group 1845 Woodall Rodgers Freeway, Suite 1300
Dallas, Texas  75201

James A. McLaughlin
President and Chief Operating Officer of Chancellor Outdoor Group
1845 Woodall Rodgers Freeway, Suite 1300
Dallas, Texas  75201

William S. Banowsky, Jr.
Executive Vice President and General Counsel
1845 Woodall Rodgers Freeway, Suite 1300
Dallas, Texas  75201

                                  INDEX TO EXHIBITS

Exhibit
 No.     Description
-------  -----------
99(a)    Voting Agreement, dated as of June 1, 1999, by and among the Company,
         CMCLA and RFLP.*

99(b) Stock Purchase Agreement, dated as of June 1, 1999 by and between the Company and CMCLA.*

99(c) Subscription Agreement, dated as of June 1, 1999 by and between the Company and CMCLA.*


* Incorporated by reference to Chancellor Media Corporation's Current Report on Form 8-K dated June 1, 1999.